SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C.  20549



                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(Mark one)


  X    Annual Report pursuant to 15(d) of the Securities Exchange
-----  Act of 1934 (Fee required)

   For the fiscal year ended December 31, 1998.

                                OR

       Transition report pursuant to Section 15(d) of the ----- Securities Exchange Act of 1934 (No fee required)

   For the transition period from                 to
                                  ---------------    ---------------


                         Commission file number 1-8864.

   A.  Full title of the Plan:

               USG CORPORATION INVESTMENT PLAN (Formerly USG
               CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

               USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO,
               ILLINOIS 60606

                              REQUIRED INFORMATION


Financial Statements:
---------------------

     Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1998.


Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              USG CORPORATION INVESTMENT PLAN



                              By: /s/ Harold E. Pendexter, Jr.
                              --------------------------------
                              H. E. Pendexter, Jr.,
                              Member of Pension and Investment
                              Committee


Date: March 17, 1999

                                 USG CORPORATION
                                 INVESTMENT PLAN


                                REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                TABLE OF CONTENTS

                                                              PAGE
                                                              ----

  INDEPENDENT AUDITORS' REPORT                                  1

  FINANCIAL STATEMENTS:

     Statements of Net Assets Available
       for Benefits                                             2

     Statements of Changes in Net Assets
       Available for Benefits                                   4

     Notes to Financial Statements                              6


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                         13

     II.  Schedule of Reportable Transactions                   14

MEMBER OF THE                                              MEMBER OF THE
ILLINOIS CPA                                               AMERICAN INSTITUTE
SOCIETY                                                    OF CERTIFIED
                                                           PUBLIC ACCOUNTANTS


                                Hill, Taylor LLC
                          CERTIFIED PUBLIC ACCOUNTANTS
                     116 South Michigan Avenue - 11th Floor
                             Chicago, Illinois 60603
                                  312-332-4964
                                Fax: 312-332-0181

                          INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION

We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 1998, and reportable transactions for the year ended December 31, 1998, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hill, Taylor LLC
--------------------


March 17, 1999

                                                               USG CORPORATION INVESTMENT PLAN

                                                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                  DECEMBER 31, 1998 AND 1997

                                                                             1998
                               --------------------------------------------------------------------------------------------


                                 USG COMMON        STABLE          EQUITY                                         SMALL CAP
                                   STOCK           VALUE           INDEX           BALANCED        GROWTH          EQUITY
                                   FUND            FUND            FUND             FUND            FUND            FUND
                                   ----            ----            ----             ----            ----            ----

ASSETS:
   Investments at
      Market                    39,561,118      129,354,354     68,948,314      21,338,447      44,834,896      6,094,338

   Receivables:
      Employer contributions
         receivable              1,393,893        3,954,607      2,409,869         859,750      2,133,028         376,659
      Employee loans
         receivable                    ---              ---            ---             ---            ---             ---
    Interest and
        dividend receivable          6,002           22,790            ---             ---            ---             ---

    Pending transactions due
        to loans                       ---              ---            ---             ---            ---             ---
                              -------------------------------------------------------------------------------------------------

    Total Receivables            1,399,895        3,977,397      2,409,869         859,750      2,133,028         376,659
                              -------------------------------------------------------------------------------------------------

  Total Assets                  40,961,013      133,331,751     71,358,183      22,198,197     46,967,924       6,470,997
                              -------------------------------------------------------------------------------------------------


LIABILITIES:

      Accrued Administrative
           Fees                      4,790           27,617          8,553           2,657          5,400            719
                               ------------------------------------------------------------------------------------------------

  Total Liabilities                  4,790           27,617          8,553           2,657          5,400            719
                               ------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $40,956,223     $133,304,134    $71,349,630     $22,195,540     $46,962,524    $6,470,278
                               ================================================================================================

                               INTERNATIONAL                      FORFEITURE     INVESTMENT
                                   EQUITY           BOND            & CASH          PLAN
                                    FUND            FUND            ACCOUNT         LOANS           TOTAL
                                    ----            ----            -------         -----           -----

ASSETS:
   Investments at
      Market                    2,462,450       5,656,053       $856,708      $       ---       319,106,678

   Receivables:
      Employer contributions
         receivable               197,871         154,371       (540,000)             ---        10,940,048
      Employee loans
         receivable                   ---             ---            ---       16,465,003        16,465,003
    Interest and
        dividend receivable           ---          27,209          4,275              ---            60,276

    Pending transactions due
        to loans                      ---             ---            ---           68,400            68,400
                               ----------------------------------------------------------------------------

    Total Receivables             197,871         181,580       (535,725)      16,533,403        27,533,727
                               ----------------------------------------------------------------------------

  Total Assets                  2,660,321       5,837,633        320,983       16,533,403       346,640,405
                               ----------------------------------------------------------------------------


LIABILITIES:

      Accrued Administrative
           Fees                       316             637        (28,490)             ---            22,199
                               -----------------------------------------------------------------------------

  Total Liabilities                   316             637        (28,490)             ---            22,199
                               -----------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $2,660,005      $5,836,996       $349,473      $16,533,403      $346,618,206
                               =============================================================================
 The accompanying notes to financial statements are an integral part of these statements.

                                                                 USG CORPORATION INVESTMENT PLAN

                                                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                                  DECEMBER 31, 1998 AND 1997

                                                                           1997
                               ---------------------------------------------------------------------------------------------

                                  USG COMMON      STABLE        GOVERNMENT         EQUITY
                                    STOCK         VALUE         INVESTMENT         INDEX           BALANCED        GROWTH
                                    FUND           FUND            FUND            FUND             FUND            FUND
                                    ----           ----            ----            ----             ----            ----
ASSETS:
   Investments at
      Market                   $29,734,432     $121,189,170            ---      $49,954,109     $17,415,648      $32,629,299

   Receivables:
      Employer contributions
         receivable              1,234,871        4,309,048            ---        2,304,557         847,104        2,110,024
      Employee loans
         receivable                    ---              ---            ---              ---             ---              ---
      Employee contributions
         receivable                    ---              ---            ---              ---             ---              ---
    Interest and
        dividend receivable          7,687           34,171            ---              ---             ---              ---

    Pending transactions due
        to loan repayments             ---              (38)           ---               (8)            ---              ---

    Total Receivables            1,242,558        4,343,181            ---        2,304,549         847,104        2,110,024
                              ----------------------------------------------------------------------------------------------

  Total Assets                  30,976,990      125,532,351            ---       52,258,658      18,262,752       34,739,323
                              ----------------------------------------------------------------------------------------------


LIABILITIES:

      Accrued Administrative
           Fees                      3,837           24,167            ---            6,665           2,341            4,496

                               ---------------------------------------------------------------------------------------------

  Total Liabilities                  3,837           24,167            ---            6,665           2,341            4,496
                               ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $30,973,153     $125,508,184            ---      $52,251,993     $18,260,411      $34,734,827
                               =============================================================================================





                                 SMALL CAP      INTERNATIONAL                    FORFEITURE       INVESTMENT
                                  EQUITY           EQUITY             BOND        & CASH            PLAN
                                   FUND             FUND              FUND        ACCOUNT           LOANS             TOTAL
                                   ----             ----              ----        -------           -----             -----

ASSETS:
   Investments at
      Market                    $5,692,313       $2,907,015        $2,586,322   $498,437      $       ---         262,606,745

   Receivables:
      Employer contributions
         receivable                358,813          182,162            79,881   (350,000)             ---          11,076,460
      Employee loans
         receivable                    ---              ---               ---        ---       13,799,534          13,799,534
      Employee contributions
         receivable                    ---              ---               ---    150,707              ---             150,707
    Interest and
        dividend receivable            ---              ---            11,699      3,416              ---              56,973

    Pending transactions due
        to loan repayments          13,683              ---               ---        ---          (13,637)                ---

        Total Receivables          372,496          182,162            91,580   (195,877)      13,785,897          25,083,674
                                ---------------------------------------------------------------------------------------------
        Total Assets             6,064,809        3,089,177         2,677,902    302,560       13,785,897         287,690,419
                                ---------------------------------------------------------------------------------------------


LIABILITIES:

      Accrued Administrative
           Fees                        776              396               316     60,780              ---            103,774
                                --------------------------------------------------------------------------------------------

  Total Liabilities                    776              396               316     60,780              ---            103,774
                                --------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS             $6,064,033       $3,088,781        $2,677,586   $241,780      $13,785,897       $287,586,645
                                ============================================================================================

 The accompanying notes to financial statements are an integral part of these statements.


                                                              USG CORPORATION INVESTMENT PLAN

                                                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                            1998
                               ---------------------------------------------------------------------------------------------

                                USG COMMON        STABLE             EQUITY                                        SMALL CAP
                                  STOCK           VALUE              INDEX         BALANCED         GROWTH          EQUITY
                                  FUND            FUND               FUND           FUND             FUND            FUND
                                  ----            ----               ----           ----             ----            ----

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year           $30,973,153    $125,508,184       $52,251,993   $18,260,411      $34,734,827      $6,064,033
                               ---------------------------------------------------------------------------------------------
(DEDUCT):
Corporation contributions         1,920,200       5,561,690         3,312,703     1,193,364        2,953,379         535,663

Employee contributions            3,188,310       8,611,931         5,654,292     2,025,294        5,043,717       1,026,959
                               ---------------------------------------------------------------------------------------------
                                  5,108,510      14,173,621         8,966,995     3,218,658        7,997,096       1,562,622
                               ---------------------------------------------------------------------------------------------

Income from investments:
  Dividend income                    83,195             ---           865,418     2,243,748        2,576,354        (135,676)
  Interest income                   101,008       7,669,673                13             4               10             121
  Realized gain (loss) on
    sale of investments          (5,023,627)            ---         5,112,640       631,038        2,342,456        (109,370)
  Unrealized appreciation
    for the year                  6,343,112             ---         9,034,583       134,463        4,682,192         294,937
                               ----------------------------------------------------------------------------------------------
                                  1,503,688       7,669,673        15,012,654     3,009,253        9,601,012          50,012
                               ----------------------------------------------------------------------------------------------

Benefit payments and
  participant withdrawals        (1,039,834)    (13,057,751)       (2,160,816)   (1,404,678)      (1,477,362)       (229,059)

Participants' elections for
  transfers between funds
  or forfeitures                  4,730,695       1,037,071        (2,368,150)     (834,154)      (3,725,803)       (975,098)

Net fund transactions              (265,468)     (1,704,679)         (262,430)      (24,148)        (109,969)          6,159
  due to loans

Administrative expenses             (54,521)       (321,985)          (90,616)      (29,802)         (57,277)         (8,391)
                                ---------------------------------------------------------------------------------------------
Net increase in
  assets during the year          9,983,070       7,795,950        19,097,637     3,935,129       12,227,697         406,245
                                ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                   $40,956,223    $133,304,134       $71,349,630   $22,195,540      $46,962,524      $6,470,278
                                =============================================================================================



                              INTERNATIONAL                       FORFEITURE     INVESTMENT
                                 EQUITY            BOND             CASH            PLAN
                                  FUND             FUND            ACCOUNT         LOANS           TOTAL
                                  ----             ----            -------         -----           -----
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year           $3,088,781     $2,677,586            $241,780   $13,785,897      $287,586,645
                                -----------------------------------------------------------------------------

ADD (DEDUCT):
Corporation contributions          282,533        201,868            (542,220)          ---        15,419,180

Employee contributions             538,225        290,078                 ---           ---        26,378,806
                                -----------------------------------------------------------------------------
                                   820,758        491,946            (542,220)          ---        41,797,986
                                -----------------------------------------------------------------------------

Income from investments:
  Dividend income                   20,396        217,947                  10           ---         5,871,392
  Interest income                        1         15,513              40,999     1,240,388         9,067,730
  Realized gain (loss) on
    sale of investments           (102,611)       214,907                 ---           ---         3,065,433
  Unrealized appreciation
    for the year                  (131,243)       (90,524)                ---           ---         20,267,520
                                 -----------------------------------------------------------------------------
                                  (213,457)       357,843              41,009     1,240,388         38,272,075
                                 -----------------------------------------------------------------------------

Benefit payments and
  participant withdrawals         (137,998)      (179,241)            (19,437)     (922,558)       (20,628,734)

Participants' elections for
  transfers between funds
  or forfeitures                  (893,242)     2,572,383             456,298           ---                ---

Net fund transactions                 (494)       (77,809)              9,162     2,429,676                ---
  due to loans

Administrative expenses             (4,343)        (5,712)            162,881           ---           (409,766)
                                -------------------------------------------------------------------------------

Net increase in
  assets during the year          (428,776)     3,159,410             107,693     2,747,506         59,031,561
                                -------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                   $2,660,005     $5,836,996            $349,473    16,533,403       $346,618,206
                                ===============================================================================

The accompanying notes to financial statements are an integral part of these statements.

                                                        USG CORPORATION INVESTMENT PLAN

                                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                   YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                     1997
                               -----------------------------------------------------------------------------------------------


                                USG COMMON         STABLE            GOVERNMENT     EQUITY
                                  STOCK            VALUE             INVESTMENT     INDEX         BALANCED             GROWTH
                                   FUND            FUND                FUND         FUND            FUND                FUND
                                   ----            ----                ----         ----            ----                ----

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year           $18,631,631    $129,617,480         $4,797,995  $32,916,775      $12,489,997         $21,666,547
                                ------------------------------------------------------------------------------------------------

ADD (DEDUCT):
Corporation contributions         1,398,324       7,271,245                ---   2,661,254           975,838           2,447,597

Employee contributions            2,318,484       8,686,104            255,572    4,547,491        1,777,307           4,527,844
                                ------------------------------------------------------------------------------------------------
                                  3,716,808      15,957,349            255,572    7,208,745        2,753,145           6,975,441
                                ------------------------------------------------------------------------------------------------

Income from investments:
  Dividend income                       ---             ---                ---    1,077,313        1,383,387           2,423,257
  Interest income                    39,948       7,640,952            119,041          156              489                 149
  Realized gain (loss) on
    sale of investments          (6,243,322)            ---                ---    1,997,354          338,031             897,796
  Unrealized appreciation
    for the year                 14,736,995             ---                ---    8,598,712        1,303,551           2,692,456
                                ------------------------------------------------------------------------------------------------
                                  8,533,621       7,640,952            119,041   11,673,535        3,025,458           6,013,658
                                ------------------------------------------------------------------------------------------------

Benefit payments and
  participant withdrawals          (887,421)     (9,282,155)          (163,334)  (1,725,328)        (877,034)         (1,199,424)

Participants' elections for
  transfers between funds
  or forfeitures                  1,224,705     (13,227,162)        (5,029,568)   2,713,611          977,761           1,568,768

Net fund transactions              (227,047)     (5,055,099)            20,294     (499,609)         (96,160)           (266,530)
  due to loans

Administrative expenses             (19,144)       (143,181)               ---      (35,736)         (12,756)            (23,633)
                                 ------------------------------------------------------------------------------------------------

Net increase in
  assets during the year         12,341,522      (4,109,296)       (4,797,995)   19,335,218        5,770,414          13,068,280
                                 ------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                    $30,973,153   $125,508,184               ---   $52,251,993      $18,260,411         $34,734,827
                                 ================================================================================================





                                  SMALL CAP    INTERNATIONAL                     FORFEITURE       INVESTMENT
                                   EQUITY         EQUITY              BOND         CASH              PLAN
                                    FUND           FUND               FUND        ACCOUNT           LOANS              TOTAL
                                    ----           ----               ----        -------           -----              -----

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year                   ---             ---               ---       $69,590      $7,142,180          $227,332,195
                                 ------------------------------------------------------------------------------------------------

ADD (DEDUCT):
Corporation contributions           406,637         207,461            85,896      (350,000)            ---            15,104,252

Employee contributions              307,799         163,543            40,361          ---              ---            22,624,505
                                 ------------------------------------------------------------------------------------------------
                                    714,436         371,004           126,257      (350,000)            ---            37,728,757
                                 ------------------------------------------------------------------------------------------------

Income from investments:
  Dividend income                   243,301         318,159           113,909           ---             ---            5,559,326
  Interest income                       ---               1                12        26,663         566,254            8,393,665
  Realized gain (loss) on
    sale of investments              32,151         (36,009)            5,986           ---             ---           (3,008,013)
  Unrealized appreciation
    for the year                   (271,521)       (470,957)          (27,803)          ---             ---           26,561,433
                                 -----------------------------------------------------------------------------------------------
                                      3,931        (188,806)           92,104        26,663         566,254           37,506,411
                                 -----------------------------------------------------------------------------------------------

Benefit payments and
  participant withdrawals           (37,806)        (24,679)           (8,568)      (28,952)       (362,067)         (14,596,768)

Participants' elections for
  transfers between funds
  or forfeitures                  5,423,697       2,963,455         2,475,697       909,036             ---                  ---

Net fund transactions               (36,655)        (30,154)           (6,672)     (241,898)      6,439,530                  ---
  due to loans

Administrative expenses              (3,570)         (2,039)           (1,232)     (142,659)            ---             (383,950)
                                 ------------------------------------------------------------------------------------------------

Net increase in
  assets during the year          6,064,033       3,088,781         2,677,586       172,190       6,643,717           60,254,450
                                 ------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                    $6,064,033      $3,088,781        $2,677,586      $241,780     $13,785,897         $287,586,645
                                 ================================================================================================


The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


1.  DESCRIPTION OF THE PLAN

         The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 ("restated Plan"). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants accounts at fair market value on each business day effective July 1, 1997.

         The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

         The Plan provides, among other things, that participants may contribute up to 15% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year effective January 1, 1998, 12% from July 1, 1997 to December 31, 1997, 9% from January 1, 1989 to June 30, 1997,
         15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

         Employee contributions are invested by the Trustee in any one or a combination of eight funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index
         Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. companies with market capitalization of less than $1 billion at the time of initial investment (Small Cap Equity Fund), (f) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity
         Fund), (g) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (h) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts
         (BICs) of varying maturity, size and yield (Stable Value Fund).

         Effective July 1, 1997, the Stable Value Fund replaced the Fixed Income Fund and the Government Investment Fund. All existing balances in the Fixed Income Fund and the Government Investment Fund were transferred to the Stable Value Fund on July 1, 1997.

         The Equity Index Fund is invested in the Vanguard Institutional Index Fund.

         The Balanced Fund is invested in the Fidelity Puritan Fund.

         The Growth Fund is invested in the American Express/IDS New Dimensions Fund.

         The Small Cap Equity Fund is invested in the Franklin Small Cap Growth Fund - Class A.

         The International Equity Fund is invested in the Templeton Foreign Fund - Class A.

         The Bond Fund is invested in the PIMCO Total Return Fund - Institutional Class.

         The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 1998, the Stable Value Fund was primarily composed of group annuity contracts maintained by Aetna Life & Casualty Company, Bankers Trust, Monumental Life Insurance Company, Jackson National Life Insurance Company, Allstate Insurance Company, John Hancock Mutual Life Insurance Company and SunAmerica Life Insurance Company.

         Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, on any day. Certain Executive officers of the Corporation must pre-clear any transfer in or out of the USG Common Stock Fund with the USG Corporate Secretary.

         The Corporation made a regular 25% matching contribution up to the first 6% of the participants eligible pay contributed to the Plan, credited to the participants accounts each pay period.

         In addition, the Corporation also made an annual profit sharing matching contribution of up to 9% of the participants eligible pay contributed to the Plan based on achievement of at least 80% of the corporate consolidated earnings goal for the plan year.

         The Plan was amended effective January 1, 1999 to provide for immediate eligibility and enrollment to join the Plan for newly hired employees and current employees who are in their one year waiting period as of January 1, 1999, unless the employee elects not to join the Plan.

         If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants' accounts.

         The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

         The Plan is administered by the Pension and Investment Committee, which consists of five members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

         At December 31, 1998 and 1997, there were approximately 8,932 and 9,013 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The Plans investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

         The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 4.33% to 6.80% at December 31, 1998. The rates for 1997 ranged from 5.66% to 6.80%. The guaranteed investment contracts earnings are calculated net of administrative fees.

         For the USG Common Stock Fund, cost was $50,887,831 and $47,478,648 as of December 31, 1998 and 1997, respectively. For the Equity Index Fund, market value exceeded cost by $26,834,737 and $17,800,155 at December 31, 1998, and 1997, respectively. For the Balanced Fund, market value exceeded cost by $2,124,574 and $1,990,111 at December 31, 1998, and 1997, respectively. For the Growth Fund, market value exceeded cost by $11,579,622 and $6,897,431 at December 31, 1998 and 1997, respectively. For the Small Cap Equity Fund, market value exceeded cost at December 31, 1998, by $23,416 and cost was greater than market value by $271,521 at December 31, 1997. Cost exceeded market value for the International Equity Fund, by $602,200 and $470,957 at December 31, 1998, and 1997, respectively. For the Bond Fund, cost exceeded market value by $118,327 and $27,803 at December 31, 1998, and 1997, respectively. The Small Cap Equity Fund, International Equity Fund and the Bond Fund were introduced to the Plan on July 1, 1997.

         Pending transactions due to loan repayments represent loan repayments received from participants by the Trustee before year-end. In order to present the proper balance of net assets in each fund at year-end, a net receivable or payable was used to record such pending transactions and are shown on the accompanying statements of net assets available for benefits.

         The net amount of transfers in or out of each fund during the year for participants' elections for transfers between funds and net loan transactions for the funding of new loans and repayments on existing loans are shown on the accompanying statements of changes in net assets available for benefits.

         Benefits are recorded when paid.

3. TAX STATUS

         The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401 (a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under
         Section 501 (a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

         The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

         The Corporation formula matching contribution schedule was changed for the 1995 Plan year. Beginning January 1, 1995, each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

         Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the plan and are held in the Forfeiture Cash Account.


5. DISTRIBUTION ON TERMINATION OF THE PLAN

         In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS

         The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 1998 and 1997:

                      December 31, 1998             DECEMBER 31, 1997
                      -----------------             -----------------
INVESTMENTS AT
FAIR VALUE                          NET                           NET
DETERMINED BY                   APPRECIATION                  APPRECIATION
QUOTED MARKET         FAIR     (DEPRECIATION)       FAIR     (DEPRECIATION)
PRICE:               VALUE     IN FAIR VALUE       VALUE     IN FAIR VALUE
                     -----     -------------       -----     -------------
USG Common
  Stock           $37,948,896    $ 1,319,485    $28,148,393   $ 8,493,673
Vanguard Index
  Trust            68,948,314     14,147,223     49,954,109    10,596,066
Fidelity Puritan
  Fund             21,338,448        765,501     17,415,648     1,641,582
IDS New Dimension
  Fund             44,834,896      7,024,648     32,629,299     3,590,252
Franklin Small Cap
  Growth Fund       6,094,338        185,567      5,692,313    (  239,370)
Templeton Foreign
  Fund              2,462,450     (  233,854)     2,907,015    (  506,966)
PIMCO Total Return
  Fund              5,656,053        124,383      2,586,297    (   21,817)
                  --------------------------------------------------------
SUB-TOTAL         187,283,395     23,332,953    139,333,074    23,553,420
                  --------------------------------------------------------
INVESTMENTS AT
FAIR VALUE
DETERMINED BY
OTHER THAN
QUOTED MARKET
PRICE:

Mortgages,
  Notes,
  Contracts       125,741,562         ---       116,977,010        ---
Collective
  Short-Term
  Investment
  Fund              6,081,721         ---         6,296,661        ---
                 --------------------------------------------------------
SUB-TOTAL         131,823,283         ---       123,273,671        ---
                 --------------------------------------------------------
TOTAL
INVESTMENTS      $319,106,678   $ 23,332,953   $262,606,745  $ 23,553,420
                 ========================================================

At December 31, 1998 and 1997, the following investments exceeded 5% of the net assets available for the Plan benefits:
                                     1998                 1997
                                     ----                 ----
USG Corporation Common Stock     $37,948,896          $28,148,393

Allstate Insurance Company
  Contract 77032                  22,018,078           22,953,629

Jackson National Life Insurance
  Contract S-1129-1               22,965,801           23,438,942

SunAmerica Life Insurance
  Company, GAC 4653               23,611,436           22,070,890

Vanguard Index Trust              68,948,314           49,954,109

IDS New Dimension Fund            44,834,896           32,629,299

Fidelity Puritan Fund             21,338,448           17,415,648



7. PARTICIPANT LOANS

         Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

                                   SCHEDULE I
                                 USG CORPORATION
                                 INVESTMENT PLAN

                    SCHEDULE OF INVESTMENTS HELD AT YEAR END
                                DECEMBER 31, 1998

                                      PRINCIPAL
                                   AMOUNT/NUMBER OF                     FAIR
                                       SHARES           COST            VALUE
                                       ------           ----            -----
COMMON STOCK
   USG Corporation                      745,009     $ 50,887,831    $ 37,948,896
   Vanguard Index Trust                 610,973       42,113,577      68,948,314
   Fidelity Puritan Fund              1,063,201       19,213,874      21,338,448
   IDS New Dimension Fund             1,554,339       33,255,274      44,834,896
   Franklin Small Cap
        Growth Fund                     270,019        6,070,922       6,094,338
   Templeton Foreign Fund               293,498        3,064,650       2,462,450
                                      ------------------------------------------
      TOTAL COMMON STOCK                             154,606,128     181,627,342
                                                     ---------------------------
CORPORATE BONDS

   PIMCO Total Return Fund              536,627        5,774,380       5,656,053
                                       -----------------------------------------
CONTRACTS

   Aetna Life & Casualty
     Company,  GAC 14603           $  3,242,043        3,242,043       3,242,043
   Bankers Trust, GAC 97-157       $ 11,735,619       11,735,619      11,735,619
   Monumental Life Insurance
     Company, GAC ADA00259TR       $ 14,643,944       14,643,944      14,643,944
   Jackson National Insurance
     Company, GAC 1125             $  7,121,536        7,121,536       7,121,536
   John Hancock Mutual Life
     Insurance Co., GAC 8396-1     $  6,041,954        6,041,954       6,041,954
   John Hancock Mutual Life
     Insurance Co., GAC 9532       $ 11,331,471       11,331,471      11,331,471
   State Street Bank & Trust,
     Contract 98203                $  2,025,714        2,025,714       2,025,714
   SunAmerica Life Insurance
     Company, GAC 4653             $ 23,611,436       23,611,436      23,611,436
   Transamerica Life
     & Annuity, GAC 76879          $  1,003,966        1,003,966       1,003,966
   Allstate Insurance Company
     Contract 77032                $ 22,018,078       22,018,078      22,018,078
   Jackson National Insurance Co.
     Contract S-1129-1             $ 22,965,801       22,965,801      22,965,801
                                   ---------------------------------------------
      TOTAL CONTRACTS              $125,741,562      125,741,562     125,741,562
                                   ---------------------------------------------
SHORT-TERM INVESTMENTS

   Collective Short-Term
     Investment Fund               $  6,081,721        6,081,721       6,081,721
                                   ---------------------------------------------

      TOTAL INVESTMENTS                             $292,203,791    $319,106,678
                                                    ----------------------------

                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                     TOTAL         COST        TOTAL       CURRENT
  DESCRIPTION OF   NUMBER OF        OF       NUMBER OF     VALUE OF
    SECURITY       PURCHASES       ASSET       SALES        SALES
    --------       ---------       -----       -----        -----
  None.